

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Theodore L. Koenig
Chairman and Chief Executive Officer
MCAP Acquisition Corporation
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

Re: MCAP Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed October 28, 2021
File No. 333-259027

Dear Mr. Koenig:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

Amendment No. 2 to Form S-4 Filed October 28, 2021

Information About AdTheorent, page 160

1. We note your revised disclosures to prior comment 12, where you indicate that you monitor the metrics of active customers and high-spend customers to evaluate how the active customer base is growing and the extent to which active customers are becoming high-spend customers. As these appear to be key business metrics based on your current disclosure, please include a discussion of such measures in your Management's Discussion and Analysis (MD&A) for each period presented and address the disclosure requirements in Item 303(a) of Regulation S-K and SEC Release No. 33-10751. Alternatively, revise to disclose within MD&A the metrics you do use to monitor your business.

Exhibits

2.   In the tax opinion filed as Exhibit 8.1, counsel opines that "the Company Mergers will qualify as a 'reorganization' for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code"; however, the disclosure on page 138 states that it is the opinion of counsel that these mergers "should" so qualify and there is a discussion of the uncertainties. Please ensure that the tax opinion and prospectus disclosure are consistent.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Talcott, Esq.